SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K

[X]  ANNUAL REPORT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                  For the Fiscal year ended: December 31, 2005

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                   For the transition period from ____ to ____


                         Commission File Number: 1-12709


           TOMPKINS TRUSTCO, INC. INVESTMENT AND STOCK OWNERSHIP PLAN
           ----------------------------------------------------------
                              (Full title of Plan)


                             TOMPKINS TRUSTCO, INC.
          (Name of issuer of the securities held pursuant to the Plan)


                            P.O. Box 460, The Commons
                             Ithaca, New York 14851
                                 (607) 273-3210
                    (Address of principal executive offices)

                             TOMPKINS TRUSTCO, INC.
                             ----------------------
                       INVESTMENT AND STOCK OWNERSHIP PLAN
                       -----------------------------------
                              FINANCIAL STATEMENTS
                              --------------------
                                       AND
                                       ---
                             SUPPLEMENTAL SCHEDULES
                             ----------------------

                                      * * *

                           DECEMBER 31, 2005 AND 2004
                           --------------------------

                                TABLE OF CONTENTS
                                -----------------

                                                                        Page No.
                                                                        --------

INDEPENDENT AUDITOR'S REPORT                                              1

FINANCIAL STATEMENTS

   Statements of Net Assets Available for Benefits                        2

   Statements of Changes in Net Assets Available for Benefits             3

   Notes to Financial Statements                                          4

SUPPLEMENTAL SCHEDULES

   Schedule of Assets Held for Investment Purposes at End of Year
    as of December 31, 2005 (Schedule I)                                  9

                          Independent Auditor's Report
                          ----------------------------

                                                                   June 23, 2006

To the Compensation and Personnel Committee and Participants of
 Tompkins Trustco, Inc. Investment and Stock Ownership Plan

         We have audited the accompanying statements of net assets available for benefits of the Tompkins Trustco, Inc. Investment and Stock Ownership Plan (the "Plan") as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

         Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets Held for Investment Purposes at End of Year as of December 31, 2005, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                       /s/ Dannible & McKee, LLP


                             TOMPKINS TRUSTCO, INC.
                             ----------------------
                       INVESTMENT AND STOCK OWNERSHIP PLAN
                       -----------------------------------
                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                 -----------------------------------------------

                                                         December 31,
                                                 ---------------------------
                                                     2005          2004
                                                 ------------   ------------
                Assets
                ------

Investments at fair value (Notes 1, 2 and 5):    $ 26,394,071   $ 23,425,122
                                                 ------------   ------------
Receivables:
   Employee contributions (Note 10)                   364,040        330,894
   Accrued interest and dividends                       9,946          7,022
                                                 ------------   ------------
       Total receivables                              373,986        337,916
                                                 ------------   ------------
Cash                                                       --          2,575
                                                 ------------   ------------
       Total assets                                26,768,057     23,765,613

              Liabilities
              -----------

Accrued other liabilities                              (9,055)            --
                                                 ------------   ------------

       Net assets available for benefits         $ 26,759,002   $ 23,765,613
                                                 ============   ============

                See accompanying notes to financial statements.


                             TOMPKINS TRUSTCO, INC.
                             ----------------------
                       INVESTMENT AND STOCK OWNERSHIP PLAN
                       -----------------------------------
           STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
           ----------------------------------------------------------

                                                         Year ended December 31,
                                                      ---------------------------
                                                          2005           2004
                                                      ------------   ------------
Additions to net assets attributed to: -
  Investment income (Notes 1, 2 and 5):
    Net appreciation in fair value of investments     $         --   $  2,161,337
    Participant loan interest                               29,967         26,123
    Dividends                                              839,321        377,121
                                                      ------------   ------------
      Total investment income                              869,288      2,564,581
                                                      ------------   ------------

  Contributions (Notes 1 and 10):
    Employer profit sharing                                870,792        800,792
    Employee rollover                                       54,230             --
    Employee salary deferral                             2,088,222      2,223,073
                                                      ------------   ------------
      Total contributions                                3,013,244      3,023,865
                                                      ------------   ------------
  Transfer in from Tompkins Trustco, Inc.
   Employee Stock Ownership Plan (Note 8)                  172,128        274,008
                                                      ------------   ------------
  Transfer in from other plan (Note 9)                   1,027,041             --
                                                      ------------   ------------
      Total additions                                    5,081,701      5,862,454
                                                      ------------   ------------
Deductions from net assets attributed to:-
  Benefits paid to participants (Note 1)                 2,070,359      1,580,306
  Net depreciation in fair value
   of investments (Notes 1, 2 and 5)                        17,953             --
                                                      ------------   ------------
      Total deductions                                   2,088,312      1,580,306
                                                      ------------   ------------
      Net increase                                       2,993,389      4,282,148

Net assets available for benefits:
  Beginning of year                                     23,765,613     19,483,465
                                                      ------------   ------------
  End of year                                         $ 26,759,002   $ 23,765,613
                                                      ============   ============

                See accompanying notes to financial statements.

                             TOMPKINS TRUSTCO, INC.
                             ----------------------
                       INVESTMENT AND STOCK OWNERSHIP PLAN
                       -----------------------------------
                          NOTES TO FINANCIAL STATEMENTS
                          -----------------------------

Note 1 - Description of the Investment and Stock Ownership Plan
---------------------------------------------------------------

         The following description of the Tompkins Trustco, Inc. (the "Company") Investment and Stock Ownership Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

         General - The Plan is an investment and stock ownership plan and has a
Section 401(k) salary deferral arrangement covering eligible employees who have met certain age and service requirements. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan is administered by the Compensation and Personnel Committee (the "Committee") appointed by the Company's Board of Directors (the "Board"). The Trust Department of Tompkins Trust Company is the Plan's trustee.

         Eligibility - An employee shall become eligible for participation in the matching provision of the Plan once they are age twenty-one. However, an employee shall become eligible for participation in the profit sharing provision of the Plan on the first day of the month coinciding with completing one year of employment and attaining the age of twenty-one. Leased employees, employees covered under a collective bargaining agreement and "on call" employees are not eligible to participate.

         Contributions - Eligible participants can contribute to the Plan elective salary deferral up to the maximum allowed by the Internal Revenue Code. These contributions are eligible for matching contributions of 100% of the first 3% of elective deferral and 50% of the next 2% of elective deferral. In addition, the Company, by proper action of the Board, may make contributions to the Plan out of its profits in an amount based on a percentage of the total compensation of all eligible participants during any plan year. Participants are given the opportunity to elect to receive in cash that portion of their allocation, which the Board shall designate as eligible for cash election for the Plan year, or they may elect to allocate all or part to their plan account maintained on their behalf in the Plan. The Committee approved a 4% elective contribution for 2005 and 2004.

         Participants' accounts - Each participant's account is credited with the participant's elective deferral, an allocation of the Company's matching and elective contributions and an allocation of the Plan earnings. Allocations of the Company's contributions are based on participants' compensation. Allocations of the Plan earnings are based upon participants' account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

         Vesting - Participants are immediately 100% vested in the Plan. Therefore, there are no forfeitures.

         Investment options - Upon enrollment in the Plan, a participant may direct contributions to the Plan in any of eleven investment options. Participants may change their investment options daily.

         Participant loans receivable - The Plan may make loans to participants of the Plan. The maximum amount allowed is the lesser of $50,000 or 50% of the participant's entire vested account balance under the Plan. Loan periods range from one to five years, except for loans used to acquire a principal residence, which may exceed five years, with interest at the current prime rate published in the Wall Street Journal at the time of the loan. Participants are limited to having no more than two loans outstanding at any given time.

         Payments of benefits - Upon retirement or disability, a participant may elect to receive either a lump sum amount equal to the value of their account or payments on an instalment method. Distributions to participants upon termination of employment other than for retirement or disability may be made in one lump sum.

Note 2 - Summary of significant accounting policies
---------------------------------------------------

         Basis of presentation - The accompanying financial statements have been prepared on the accrual method of accounting.

         Risks and uncertainties - The Plan provides for various investment options in any combination of stocks, bonds, fixed income securities, mutual funds and other investment securities. Investment securities are exposed to various risks such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

         Use of estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrator to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results may differ from those estimates.

         Investment valuation and income recognition - Investments are recorded at fair value. Quoted market prices are used to value mutual funds. The investment in the Company's common stock is valued at December 31, 2005 and 2004, at market value as listed on the American Stock Exchange for publicly traded securities.

         The Plan presents in the statements of changes in net assets available for benefits, the net appreciation or depreciation in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation or depreciation on those investments. Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

         Economic dependency and concentration of risk - The Plan has approximately 24% and 28% of its assets invested in Tompkins Trustco, Inc. common stock as of December 31, 2005 and 2004, respectively. In addition, the Plan has approximately 32% and 30% of its assets invested in Wright Mutual Funds as of December 31, 2005 and 2004, respectively. The Plan also has approximately 18% and 20% of its assets invested in Federated Mutual Funds as of December 31, 2005 and 2004, respectively. Accordingly, the Plan is dependent upon the financial condition of these entities.

Note 3 - Administration of plan assets
--------------------------------------

         Company contributions are held and managed by the trustee who invests cash received and makes distributions to participants.

         Certain administrative functions are performed by officers or employees of the Company or its subsidiaries. No such officer or employee receives compensation from the Plan. Administrative expenses of the Plan are paid directly by the Company.

Note 4 - Tax status
-------------------

         The Internal Revenue Service has determined and informed the Company that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code. Accordingly, the Plan has been accounted for as a tax-exempt plan.

Note 5 - Investments
--------------------

         The Plan's investments are held by the Company's administered trust fund. The fair value of investments are as follows:

                                                          December 31,
                                                 ----------------------------
                                                     2005            2004
                                                 ------------    ------------
Investments, at fair value:
  Tompkins Trustco, Inc. Common Stock            $  6,369,978    $  6,512,087
  Wright Managed Income U.S. Government Near
    Term Bond Mutual Fund                             917,246         855,603
  Wright Major Blue Chip Mutual Fund                3,193,068       2,593,162
  Wright Selected Blue Chip Mutual Fund             4,454,160       3,670,205
  Federated Prime Obligations -
    Money Market Funds                              2,352,817       2,559,194
  Federated Managed Allocation Moderate
    Growth Select Mutual Fund                         921,615         792,526
  Federated Managed Allocation Growth
    Select Mutual Fund                                964,592         791,616
  Federated Managed Allocation Total
    Return Bond Fund                                  686,400         447,251
  American Century Ultra                            1,970,569       1,733,333
  American Century International Growth Fund        1,780,266       1,284,058
  Janus Enterprise Fund                             2,082,608       1,588,810
  Participant loans receivable                        700,752         597,277
                                                 ------------    ------------
                                                 $ 26,394,071    $ 23,425,122
                                                 ============    ============

         Investments that represent 5% or more of the Plan's net assets ($1,337,950 for 2005 and $1,188,281 for 2004) are separately identified above.

         The Plan's investments (including investments bought, sold and held during the year) appreciated in fair value, are as follows:

                                                      Year ended December 31,
                                                    ---------------------------
                                                         2005          2004
                                                    ------------   ------------
         Various mutual funds                       $   (523,668)  $  1,255,178
         Common stock of Tompkins Trustco, Inc.          505,715        906,159
                                                    ------------   ------------
                                                    $    (17,953)  $  2,161,337
                                                    ============   ============

Note 6 - Termination of the Plan
--------------------------------

         The Company reserves the right to terminate the Plan at any time subject to plan provisions. Upon plan termination, all assets would be used to pay the administrative expenses, liquidation expenses and participant claims until all fund assets have been expended. The Company would not be entitled to receive any assets or other benefits upon termination of the Plan.

Note 7 - Plan amendments
------------------------

         Effective March 28, 2005, the determination of benefits upon termination section of the Plan document was amended to allow the Company to distribute participant's aggregate account in excess of $1,000 but less than $5,000 to an IRA institution selected by the Company, unless the participant affirmatively elects otherwise.

         Effective January 1, 2006, the Plan was amended to allow participant to designate all or a portion of the employer elective contributions as a designated Roth contribution.

         Effective August 11, 2004, various sections of the Plan document were amended to facilitate the Internal Revenue Service determination letter process.

Note 8 - Tompkins Trustco, Inc. Employee Stock Ownership Plan diversification
-----------------------------------------------------------------------------

         Under the Tompkins Trustco, Inc. Employee Stock Ownership Plan document, participants meeting certain age and service requirements may elect to diversify the eligible portion of the Company stock held in their account within ninety days after the close of each plan year. The participants may make this election over a six-year period. The funds elected to be diversified are transferred to the Plan and invested in funds as chosen by the participant. During 2005 and 2004, participants transferred $172,128 and $274,008, respectively.

Note 9 - Transfer in from other plan
------------------------------------

         In 2005, Tompkins Insurance Agency Inc., a division of Tompkins Trustco, Inc.; purchased substantially all of the assets of Banfield & Associates, Inc. Banfield & Associates, Inc. operated a defined contribution plan known as Banfield & Associates, Inc. Profit Sharing and 401(k) Plan. Effective March 7, 2005, the Banfield & Associates, Inc. Profit Sharing and 401(k) Plan merged with the Tompkins Trustco, Inc. Investment and Stock Ownership Plan. Accordingly, Banfield & Associates, Inc. Profit Sharing and 401(k) Plan transferred in net assets of $1,027,041.

Note 10 - Reconciliation of the financial statements to Form 5500
-----------------------------------------------------------------

         The following is a reconciliation of net assets available for plan benefits per the financial statements to Form 5500:

                                                                    December 31,
                                                           ---------------------------
                                                               2005           2004
                                                           ------------   ------------
         Net assets available for benefits per the
          financial statements                             $ 26,759,002   $ 23,765,613
         Less - Employee contribution receivable                364,040        330,894
                                                           ------------   ------------
            Net assets available for benefits
             per Form 5500                                 $ 26,394,962   $ 23,434,719
                                                           ============   ============

         The following is a reconciliation of employee contributions per the financial statements to Form 5500:

                                                             Year ended December 31,
                                                           ---------------------------
                                                               2005           2004
                                                           ------------   ------------
         Employee contributions per the financial
          statements                                       $  2,088,222   $  2,223,073

         Add - Amounts received from employee elective
          deferral of 2004 and 2003 profit sharing,
          received in 2005 and 2004, respectively               330,894        325,492

         Less - Amounts receivable from employee elective
          deferral of 2005 and 2004 profit sharing,
          received in 2006 and 2005, respectively               364,040        330,894
                                                           ------------   ------------
            Employee contributions per Form 5500           $  2,055,076   $  2,217,671
                                                           ============   ============

         As discussed in Note 1, participants are given the opportunity to elect to receive in cash that portion of their profit sharing allocation which the Board shall designate as eligible for cash election for the Plan year or they may elect to allocate all or part to their plan account maintained on their behalf in the Plan. These elective deferrals are not made by the participant until the year subsequent of when the profit sharing percentage is approved by the Committee. Therefore, these elective deferrals are accrued as a receivable to the Plan in the Plan year that the profit sharing is approved. However, these elective deferrals are considered in the relevant nondiscrimination testing in the year that they are received by the Plan.

Note 11 - Contingencies
-----------------------

         In 2004, the Plan had an examination by the Internal Revenue Service
(IRS) for the year ended December 31, 2002. The examination was finalized in 2005. As the result of the examination, the IRS found that the Plan used incorrect criteria to calculate Average Deferral Percentage Test and Average Contribution Percentage Test. These tests were recalculated using the proper criteria, which provided passing results; therefore, no adjustments were considered necessary.

                             SUPPLEMENTAL SCHEDULES
                             ----------------------


                             TOMPKINS TRUSTCO, INC.
                             ----------------------
                       INVESTMENT AND STOCK OWNERSHIP PLAN
                       -----------------------------------
                                 EIN #16-1601018
                                 ---------------
                                    PLAN #002
                                    ---------

         SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR
         --------------------------------------------------------------
           (Required Disclosure of Line 4i on Schedule H of Form 5500)
           -----------------------------------------------------------
                                DECEMBER 31, 2005
                                -----------------

-------------------------------------------------------------------------------------------------------

                                                    (c)
                  (b)                   Description of investment
           Identity of issue,         including maturity date, rate                             (e)
           borrower, lessor           of interest, collateral, par             (d)            Current
  (a)      or similar party                 or maturity value                  Cost            value
-------  ----------------------       -------------------------------       -----------     -----------

         Federated Prime              Money Market Fund,
           Obligations                 2,352,817 shares                     $ 2,352,817     $ 2,352,817

         American Century Ultra       Mutual Fund, 66,394 shares              1,778,561       1,970,569

         Federated Managed
           Allocation Growth Select   Mutual Fund, 75,241 shares                890,814         964,592

         Federated Managed
           Allocation Moderate
           Growth Select              Mutual Fund, 75,666 shares                858,347         921,615

         Janus Enterprise Fund        Mutual Fund, 49,692 shares              1,716,972       2,082,608

         Wright Selected Blue Chip
           Equity                     Mutual Fund, 341,839 shares             4,524,101       4,454,160

         Wright Major Blue Chip
           Equity                     Mutual Fund, 257,091 shares             3,026,694       3,193,068

         American Century
           International Growth       Mutual Fund, 176,614 shares             1,633,175       1,780,266

         Federated Total Return
           Bond Fund                  Mutual Fund, 65,062 shares                699,830         686,400

         Wright Managed Income
           U.S. Government Near
           Term Bond                  Mutual Fund, 93,788 shares                954,302         917,246

   *     Tompkins Trustco, Inc.       Common stock, 142,187 shares            3,712,284       6,369,978

   *     Participant loans            Participant loans receivable with
           receivable                 various rates of interest from 4%
                                      to 10%                                    700,752         700,752
                                                                            -----------     -----------
          Total investments                                                 $22,848,649     $26,394,071
                                                                            ===========     ===========


* A party-in-interest as defined by ERISA.

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

TOMPKINS TRUSTCO, INC. INVESTMENT AND STOCK OWNERSHIP PLAN

                                       Administrator:  TOMPKINS TRUST COMPANY


Date:  June 27, 2006                   By: /s/ FRANCIS M. FETSKO
                                           -------------------------------------
                                           Francis M. Fetsko
                                           Executive Vice President and
                                           Chief Financial Officer

Exhibit Number                Description                           Page
--------------                -----------                           ----

   23.1                Consent of Dannible & McKee